UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

As requested by shareholders Camargo Corrêa S.A. and ESC Energia S.A., pursuant to item “c” of the sole paragraph of article 123 of Law No. 6404, of December 15, 1976 (“Corporation Law”), all Shareholders of CPFL Energia S.A. (“Company”) are hereby called to attend the Extraordinary General Meeting (“AGE”) to be held on February 16, 2017, on 10 a.m., at the corporate headquarters of the Company, located at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, Vila Olímpia, in the City of São Paulo, State of São Paulo, in order to discuss the following matters, included in the agenda:

a.    Replacement of members of the Board of Directors and definition of the number of members to compose the Board of Directors until the end of the term of office in course, subject to the provisions set forth in article 15 of the Company’s Bylaws; and

b.    Replacement of members of the Audit Committee and definition of the number of members to compose the Audit Committee until the end of the term of office in course, subject to the provisions set forth in article 26 of the Company’s Bylaws.

General Information:

1.           Shareholders who hold common shares issued by the Company shall be able to take part in the Extraordinary General Meeting, provided that their shares are registered in the Registered Share Registry of the financial institution that is the depositary of the shares – Banco do Brasil S.A., and provided that they bear the following documents: (i) individuals - ID card with picture; (ii) legal entity - certified copy of the latest consolidated bylaws or articles of association and corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney), as well as ID card with picture of the legal representative(s); and (iii) shareholder incorporated as Investment Funds - certified copy of the latest consolidated fund regulation and bylaws or articles of association of its administrator, in addition to the corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney); as well as ID card with picture of the legal representative(s).

2.           All shareholders shall be able to appoint attorneys in fact to attend the Extraordinary General Meeting and to vote on their behalf. In case of representation, the following documents must be submitted: (i) power of attorney, with specific powers to represent the shareholder during the Extraordinary General Meeting; (ii) bylaws or articles of association and minutes of the election of the officers, if the shareholder is a legal entity and (iii) ID card with picture of the attorney in fact.

3.           The powers of attorney, pursuant to paragraph 1 of article 126 of the Corporation Law, can only be granted to parties that meet, at least, one of the following requirements: (i) be a shareholder or officer of the Company, (ii) be an attorney or (iii) be a financial institution. In the case of shareholders that are legal entities, pursuant to the standing adopted by the Full Session of CVM, during a meeting held on November 4, 2014 (Case CVM RJ2014/3578), the attorney in fact does not need to be (i) a shareholder or officer of the Company, (ii) attorney or (iii) financial institution.

4.           In order to promote agility in the process of the Extraordinary General Meeting, the Company asks shareholders to deposit all powers of attorney and representation documents twenty-four (24) hours in advance of the date of the Extraordinary General Meeting, in accordance with the main section of article 11 of the Company's Bylaws. Shareholders who attend the Extraordinary General Meeting with the required documents may participate and vote, even if they have previously failed to deposit them.

5.           According to the Securities Commission (“CVM”) Instruction No. 481/09, as amended, the Company shall adopt a remote voting system, enabling the shareholders to take part in the Extraordinary General Meeting by filling in and submitting a Proxy Card to the custodians and depositary agent or directly to the Company, pursuant to the instructions contained in the Proposal by the Administration.

6.           According to article 135, paragraph 3 of the Corporation Law and in compliance with the provisions set forth in article 6 et seqq. of  CVM Ruling No. 481 of December 17, 2009, all documents relating to the matters to be discussed during the Extraordinary General Meeting are at the disposal of the shareholders, as of the date hereof, at the Company’s headquarters, in its Investor Relations website (www.cpfl.com.br/ri), as well as in the websites of CVM (www.cvm.gov.br), BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

São Paulo, January 17, 2017.

Murilo Cesar L. S. Passos

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 17, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.